Exhibit 21.1

SUBSIDIARIES OF NET PERCEPTIONS, INC.

Company	Jurisdiction Of Formation (type of entity if other than corporation)
SIG Acquisition Corp.	Delaware
CRC Wilmington Acquisition, LLC	Delaware (Limited Liability Company)
1451 Buena Vista Avenue, LLC	Delaware (Limited Liability Company)